UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of August 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia Environnement announces the signature of an agreement for the acquisition of several unregulated business activities from Thames Water

Paris, August 9, 2007 – Veolia Water UK, subsidiary of Veolia Water, the Water Division of Veolia Environnement, announces the successful conclusion of negotiations with Thames Water for the acquisition of a number of unregulated business interests, at a price of around 115 million Euros (£78 million).

These businesses are all strongly linked to the provision of customer services and the management of water & wastewater related assets. They are predicted to generate sales income of 160 million Euros (£109 million) in 2008, over the first full year.

Commenting on the acquisition, Antoine Frérot, Chief Executive Officer of Veolia Water said, “this acquisition offers Veolia Water significant growth opportunities in the UK and the Republic of Ireland. These delegated management interests, of which certain are financed through ‘Private Finance Initiatives (PFI)’, will enable us to further enhance our expertise in all areas of the water market.” David Alexander, Managing Director of Veolia Water UK PLC, added, “we are looking forward to engaging constructively with clients and other stakeholders in these businesses.”

Veolia Water has been present in the UK since 1987. Veolia Water UK currently is responsible for the management of three regulated water supply companies in the South East of England - Three Valleys Water, Folkestone & Dover Water Services, and Tendring Hundred Water Services. These companies provide 900 million litres of water a day to a population of 3.3 million. Veolia Water is also present through Veolia Water Industrial Outsourcing, a company specialised in the delegated management of water operations for major industrial operations in the UK as well as Veolia Water Ireland, which supplies water infrastructure services in several counties in the Republic of Ireland. Veolia Water UK Ltd currently employs 1,300 people and has a turnover of 350 million euros (£238.5 million).

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 77,800 employees, its 2006 revenues amounted to €10,08 billion. www.veoliawater.com.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenues of €28.6 billion in 2006.www.veolia.com

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Important Disclaimer.

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of acquisition transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 21, 2007

VEOLIA ENVIRONNEMENT
By: /s/ Henry Proglio
Name: Henry Proglio
Title: Chairman of the Board and CEO